SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco appoints Peter Searle as country manager of UK and Ireland

Press Release

Adecco appoints Peter Searle as country manager of UK and Ireland

Chéserex, Switzerland – October 5, 2005: Adecco, the world’s largest human resources solutions provider, today announced the appointment of Peter Searle as the Group’s new country manager of UK and Ireland.

In his new role, Peter (43) will be responsible for the combined business units of Adecco UK and Ireland and Ajilon UK, Ireland and Northern Europe. This is in line with the company’s strategy and recent initiatives aimed at expanding the business through market specialization.

Peter has been with the Group for 17 years. He has extensive experience with both specialty and mainstream office brands in a number of European countries, in Asia Pacific as well as in North America. Most recently he has been the CEO of Ajilon UK, Ireland and Northern Europe, where he was able to demonstrate excellent sales and profit growth in the business units under his control. Peter will work closely with the existing management structures.

Richard MacMillan, the current zone manager for United Kingdom, Ireland, South Africa and India, has decided to leave the Group as of January 2006 to pursue a career opportunity outside of Adecco. We would like to thank Richard for his contribution over the last 8 years and wish him all the best for his new challenge. Responsibility for Adecco South Africa and India will be addressed separately prior to Richard’s departure.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of over 32,000 employees and over 6,500 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon

Press Release

Professional offers an unrivalled range of specialized branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8924

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 5 October 2005	By:	/s/ Jim Fredholm

Jim Fredholm
Chief Financial Officer

Dated: 5 October 2005	By:	/s/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary